SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated July 11, 2005


                           Commission File No. 1-14838

                             ______________________

                                     Rhodia
                              (Name of Registrant)


                           26, quai Alphonse Le Gallo
                           92512 Boulogne-Billancourt
                                     France
                    (Address of Principal Executive Offices)

                             ______________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                                Yes: |_| No: |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosures: Rhodia's Operating and Financial Review and Prospects for the first quarter of 2005 and interim unaudited consolidated information at March 31, 2005.

   Incorporated by reference into Rhodia's Registration Statement on Form F-4
                              (Reg. No. 333-124810)

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our condensed consolidated financial statements and the notes thereto for the three months ended and at March 31, 2005, attached hereto; and our annual consolidated financial statements for the three years ended and at December 31, 2004 ("Consolidated Financial Statements") and "Item 5. Operating and Financial Review and Prospects" in our annual report for the year ended December 31, 2004 on Form 20-F ("Form 20-F").

Overview of the first quarter 2005

Our net sales of the first quarter 2005 increased 10.8% compared with the first quarter 2004, rising from (euro)1,316 million in the first quarter 2004 to
(euro)1,458 million in the first quarter 2005. Our operating income increased to
(euro)55 million in the first quarter 2005 from (euro)6 million in the first quarter 2004. Our net loss decreased to (euro)72 million in the first quarter 2005 from a net loss of (euro)92 million in the first quarter 2004.

Principal factors:

The principal factors leading to the increase in our net sales in the first quarter 2005 were increased selling prices, volumes and changes in the scope of consolidation, which contributed approximately (euro)108 million, (euro)21 million and (euro)18 million, respectively during the two compared periods. Foreign exchange rates negatively affected net sales in the first quarter 2005 by approximately (euro)5 million.

The most important factor leading to the increase in our operating income in the first quarter 2005 were increased selling prices, which positively affected operating income by approximately (euro)101 million compared with the first quarter 2004. Changes in scope of consolidation, volume, fixed costs, amortization and restructuring positively affected operating income in the first quarter 2005 by a total of (euro)41 million compared with the first quarter 2004. Production costs negatively affected our operating income in the first quarter 2005 by (euro)88 million compared with the first quarter 2004 and other operation gains & charges negatively affected operating income by approximately
(euro)5 million.

Reorganization

In the first quarter of 2005, we reorganized our nine enterprises into eight enterprises as follows:

    o Our Novecare enterprise is comprised of the former Home, Personal Care and Industrial Ingredients or "HPCII" and former Phosphorous, Phosphates and Food or "PPD" enterprises;

    o Our Silcea enterprise is comprised of the former Rare Earths, Silicone and Silica Systems enterprises;

    o Our Coatis enterprise is comprised of our former Performance Products for Multifunctional Coatings enterprise;

    o    Our Polyamide enterprise;

    o    Our Acetow enterprise;

    o Our Eco Services enterprise is comprised of our North American businesses only, whereas our European activities are reported under "Other";

    o Our Organics enterprise is comprised of our former Perfumery, Performance & Agrochemicals or "PPA" enterprise; and

    o    Our Rhodia Pharma Solutions (or "RPS") enterprise.

In order to ensure comparability, results for 2004 have been reclassified according to this new organization.

Refinancing

During the first quarter of 2005, we completed the following refinancing transactions:

    o On February 14, 2005, we sold (euro)500 million aggregate principal amount of our 8.000% senior notes due 2010. The senior notes were issued at a price equal to 103.5% of the principal amount or an effective interest rate of 7.19%. The issuance costs amounted to
         (euro)13 million;

    o On February 18, 2005, we reimbursed amounts owed under outstanding debt and financial lease agreements for a total amount of (euro)108 million; and

    o On March 18, 2005, we repurchased over 80% of our previously outstanding (euro)300 million aggregate principal amount of 6.00% Euro Medium-term Notes due March 2006 for a total cost of (euro)246 million. The premium paid amounted to (euro)8 million.

The issuance of the (euro)500 million aggregate principal amount of 8.000% senior notes resulted in a reduction of the amount available under our medium-term credit facility pursuant to the Refinancing Facilities Agreement ("RFA") from (euro)565 million to (euro)313 million. This reduction was in accordance with commitments made by us under the terms of RFA to reduce the facility by an amount equal to 50% of the net proceeds from the senior notes issuance.

Accounting Principles

We reported our results in the first quarter of 2005 for the first time pursuant to international financial reporting standards, or "IFRS", and have ceased reporting under French generally accepted accounting principles ("French GAAP"). For a summary and discussion of the principal impacts upon the adoption of IFRS, see "Item 5. Operating and Financial Review and Prospects - Principal Impacts of the First-time Adoption of IFRS" within our annual report on Form 20-F for the year ended December 31, 2004, and the Notes to the Consolidated Financial Statements included herein.

Net Sales Results for the first quarter 2004 and the first three months 2005

Net Sales by Enterprise

The table below sets forth an analysis of our Net Sales for the three months ended March 31, 2004 and 2005.

 (Q1 Net Sales M      Q1 2004 Historical     Scope of                                                  Q1 2005 Actual
(euro), unaudited)       Net Sales         consolidation     Conversion     Volume     Selling Price      Net Sales
------------------    ------------------   -------------     ----------     ------     -------------   ---------------

RHODIA                     1,316                18                -5          21            108             1,458
                                               1.4%             -0.4%        1.6%           8.2%             10.8%

ORGANICS                      76                16                -1          -4              4                91
                                              20.6%             -1.5%       -5.3%           5.8%             19.7%

RPS                           61                 2                -1          -9             -1                52
                                               2.8%             -1.6%      -14.2%          -1.7%            -14.8%

NOVECARE                     238               -29                -6           9             15               227
                                             -12.2%             -2.5%        3.6%           6.2%             -4.6%

POLYAMIDE                    350               -10                 8          21             66               435
                                              -2.7%              2.2%        5.9%          19.0%             24.3%

COATIS                       152                 1                 0          13             18               184
                                               0.9%              0.2%        8.6%          11.7%             21.1%

SILCEA                       187                -1                -2           6              4               194
                                              -0.7%             -1.1%        3.2%           2.0%              3.7%

ACETOW                        97                 0                 0           1             -5                93
                                               0.3%             -0.1%        1.1%          -5.3%             -4.1%

ECO SERV                      50                 0                -2          -3              4                49
                                              -0.9%             -4.6%       -6.0%           8.2%             -2.0%

OTHERS                       105                39                -1         -13              3               133

The table below set forth consolidated net sales and the contribution by Enterprise and geographic region for the first quarter 2004 and the first quarter 2005:

                                                                                      March 31,
                                                                         ----------------------------------
                                                                             2004                  2005
                                                                         ------------          ------------
                                                                                (In millions of euros,
                                                                                 except percentages)
Consolidated Net Sales and Contribution by Enterprise ................       1,316                 1,458
Contribution by Enterprise:
Polyamide ............................................................          27%                   30%
Eco Services .........................................................           4%                    3%
Acetow ...............................................................           7%                    6%
Novecare..............................................................          18%                   16%
Coatis................................................................          12%                   13%
Silcea................................................................          14%                   13%
RPS ..................................................................           5%                    4%
Organics..............................................................           6%                    6%
Other (1) ............................................................           7%                    9%
Total ................................................................         100%                  100%
----------------------------------------------------------------------   ------------          ------------

---------------
(1) Includes our other businesses, sales on behalf of non-group companies and inter-division sales.


Net sales increased by 10.8% from (euro)1,316 million in the first quarter 2004 to (euro)1,458 million in the first quarter 2005.

This rise reflects different factors: Changes in volumes and increase in average selling prices positively affected our net sales by respectively 1.6% and 8.2%. Changes in exchange rates had a negative impact of 0.4% on our net sales.

Different enterprises made our net sales improve. Organics net sales increased by 19.7%, Polyamide increased by 24.3% and Coatis improved its net sales by 21.1% for the first quarter 2005 compared with the first quarter 2004.

Novecare

Novecare net sales decreased by 4.6% to (euro)227 million in the first quarter 2005 from (euro)238 million in the first quarter 2004.

The decrease in Novecare net sales is mostly due to the change in scope of consolidation that had a negative impact of (euro)29 million in the first quarter of 2005. Adverse variations in foreign exchange rates also had a negative impact of (euro)6 million in the first quarter 2005 compared with the first quarter 2004 while selling prices and volume (especially in Industrial and Agro markets) had positive impacts of respectively (euro)15 million and (euro)9 million for the first quarter 2005 compared with the first quarter 2004.

Silcea

Silcea net sales increased by 3.7% to (euro)194 million in the first quarter 2005 from (euro)187 million in the first quarter 2004.

In fact, changes in the scope of consolidation and adverse variations in foreign exchange rates had negative impacts on Silcea net sales of (euro)1 million and
(euro)2 million respectively for the first quarter 2005 compared with the first quarter 2004. Other factors had positive impacts, such as selling prices and volumes (mostly due to silicones) that increased by respectively (euro)4 million and (euro)6 million, respectively.

Coatis

Coatis net sales increased by 21.1% from (euro)152 million in the first quarter 2004 to (euro)184 million in the first quarter 2005. The increase is due to different factors that had positive impacts on net sales: Good performance in TDI, volume growth (industrial coatings and Chloralp) and better pricing in solvents and Chloralp also contributed to the increase.

Volume and selling price had positive impacts, increasing by respectively
(euro)13 million and (euro)18 million for the first quarter 2005 compared with the first quarter 2004. Changes in the scope of consolidation also had a positive impact of (euro)1 million.

Polyamide

Polyamide net sales increased by 24.3% from (euro)350 million in the first quarter 2004 to (euro)435 million in the first quarter 2005. Selective volume growth in upstream segments, especially Polyamide intermediates and engineering plastics had positive impacts.

Selling price drove most of the polyamide net sales increasing by (euro)66 million while positive variations in foreign exchange rates and volume increased by respectively (euro)8 million and (euro)21 million during the first quarter 2005 compared with the first quarter 2004.

Changes in the scope of consolidation had a negative impact of (euro)10 million for the first quarter 2005 compared with the first quarter 2004.

Acetow

Acetow net sales decreased by 4.1% to (euro)93 million in the first quarter 2005 from (euro)97 million in the first quarter 2004.

Volume had a positive impact, increasing by (euro)1 million, while selling prices had a negative impact, decreasing by (euro)5 million during the first quarter 2005 compared with the first quarter 2004.

Eco Services

Eco Services net sales decreased by - 2% from (euro)50 million in the first quarter 2004 to (euro)49 million in the first quarter 2005.

More specifically, the foreign exchange rates and total volume (due to business seasonality) had negative impacts of (euro)- 2 million and (euro)- 3 million respectively, while the selling price improved by (euro)4 million.

Organics

Organics net sales increased by 19.7% to (euro)91 million in the first quarter 2005 from (euro)76 million in the first quarter 2004.

The positive impact of the changes in the scope of consolidation drove most of the increase of the organics net sales with an increase of (euro)16 million during the first quarter 2005 compared with the first quarter 2004. Otherwise, changes in foreign exchange rates and volume decreased net sales by respectively
(euro)1 million and (euro)- 4 million while selling price increased organics net sales by (euro)4 million during the first quarter 2005 compared with the first quarter 2004.

Rhodia Pharma Solutions

Rhodia Pharma Solutions net sales decreased by - 14.8% to (euro)52 million in the first quarter 2005 from (euro)61 million in the first quarter 2004.

Foreign exchange rates, total volume and selling price decreased by respectively
(euro)- 1 million, (euro)- 9 million and (euro)- 1 million while the changes in the scope of consolidation increased by (euro)2 million Rhodia Pharma Solution net sales during the first quarter 2005 compared with the first quarter 2004.

Net sales by geographic area

The table below sets forth financial data percentage relating to our Net Sales by area in the first quarter 2004 and the first quarter 2005 by area of distribution.

                                                               March 31,
                                                     ---------------------------
                                                         2004            2005
                                                     ------------     ----------
Contribution to net sales by geographic region
France                                                     17%            19%
Europe (excluding France)                                  37%            37%
North America                                              21%            17%
South America                                              11%            11%
Rest of the world                                          14%            16%
--------------------------------------------------   ------------     ----------
Total                                                     100%           100%
--------------------------------------------------   ------------     ----------

Operating Expenses

The table below sets forth financial data relating to our operating expenses in the first quarter 2004 and the first quarter 2005, before reclassification of discontinued operations.

   Operating Expenses (M (euro))          2004 Historical    % of Change    2005 Actual
---------------------------------------- -----------------  -------------  -------------
Production costs and expenses                -1,116             9.4%         -1,221
Administrative and selling expenses            -130             9.2%           -142
Research and development expenses               -42           -16.7%            -35
Restructuring costs                             -23           -76.8%             -5
Other operating income/(expense) - net           -1              --               0
Total                                        -1,310             7.1%         -1,403
---------------------------------------- -----------------  -------------  -------------


Production Costs and Expenses

Production costs and expenses increased by 9.4% to (euro)1,221 million in the first quarter 2005, compared with (euro)1,116 million in the first quarter 2004, driven by higher raw material costs linked to the evolution of petrochemicals derivatives and more specifically benzene derivatives. In the first quarter of 2005, the price of benzene derivatives increased by approximately (euro)250 per metric ton (or +56%) compared with the first quarter 2004.

Selling and Administrative Expenses

Selling and Administrative Expenses decreased by 0.3% to (euro)133.6 million in the first quarter 2005, from (euro)133.9 million in the first quarter 2004.

Research and Development Expenses

Research and Development Expenses decreased by 17% to (euro)35 million in the first quarter 2005, from (euro)42 million in the first quarter 2004 following the implantation of our restructuring plan on support function launched in October 2003.

Depreciation and Amortization

Depreciation and Amortization decreased by 22.0% to (euro)12.9 million in the first quarter 2005, compared with the (euro)16.5 million in the first quarter 2004.

Restructuring Charges and Environmental Costs

Restructuring Charges and Environmental Costs decreased by 76.7% to (euro)5.3 million in the first quarter 2005, from (euro)22.8 million in the first quarter 2004. The decrease between 2005 and 2004 can be described by the interval between implementation of phases of previously announced plans. Our future restructuring charges and environmental costs will vary as we continue to implement our restructuring plan.

Operating Income/(Loss) for the first quarter 2004 and the first quarter 2005:

The table below sets forth an analysis of our operating income for the three months ended March 31, 2004 and 2005.

  (Operating                                                                                 Other Opera-
Income M (euro),     2004       Scope of                         Selling     Raw     Fixed   tional Gains  Amorti-  Restruc-   2005
   unaudited)     Historical  consolidation  Conversion  Volume   Price   Materials  Costs   and Charges   zation    turing   Actual
----------------  ----------  -------------  ----------  ------  -------  ---------  -----   ------------  -------  --------  -----
RHODIA                 6            1             -1         8      101        -88      12         -4          4       16       55
                                 16.7%         -16.7%    133.3%  1683.3%   -1466.7%  200.0%     -66.7%      66.7%   266.7%   916.7%

ORGANICS             -16            0              0        -1        4         -4       1          2          0       15        1
                                  0.0%           0.0%      6.3%   -25.0%      25.0%   -6.3%     -12.5%       0.0%   -93.8%    -6.3%

RPS                  -15            1              0        -6       -1         -2       7          0          4        1      -11
                                 -6.7%           0.0%     40.0%     6.7%      13.3%  -46.7%       0.0%     -26.7%    -6.7%    73.3%

NOVECARE              19            1             -1        -1       14        -13       0          0          1        0       20
                                  5.3%          -5.3%     -5.3%    73.7%     -68.4%    0.0%       0.0%       5.3%     0.0%   105.3%

POLYAMIDE             23            3              1         4       63        -48       5          1         -2        0       50
                                 13.0%           4.3%     17.4%   273.9%    -208.7%   21.7%       4.3%      -8.7%     0.0%   217.4%

COATIS                -6           -1              0        11       16        -14      -1          0          3        0        8
                                 16.7%           0.0%   -183.3%  -266.7%     233.3%   16.7%       0.0%     -50.0%     0.0%  -133.3%

SILCEA                 0            0              0         1        4          0       6          0         -1        0       10


ACETOW                19            0              0         2       -5         -1      -1          0          0       -1       13
                                  0.0%           0.0%     10.5%   -26.3%      -5.3%   -5.3%       0.0%       0.0%    -5.3%    68.4%

ECO SERVICE            6            3             -1        -1        3         -2      -1          0          0        0        7
                                 50.0%         -16.7%    -16.7%    50.0%     -33.3%  -16.7%       0.0%       0.0%     0.0%   116.7%

OTHERS               -24           -6              0        -1        3         -4      -4         -7         -1        1      -43



The table below sets forth consolidated operating income (loss) and the contribution by Enterprise for the first quarter 2004 and the first quarter 2005:

                                                                                         March 31,
                                                                                ---------------------------
                                                                                    2004           2005
                                                                                ------------   ------------
                                                                                   (In millions of euros,
                                                                                    except percentages)
Consolidated Operating Income and Contribution by Enterprise....................      6             55
Contribution by Enterprise:
Polyamide ......................................................................     23             50
Eco Services ...................................................................      6              7
Acetow .........................................................................     19             13
Novecare........................................................................     19             20
Silcea..........................................................................      0             10
Coatis..........................................................................     -6              8
RPS ............................................................................    -15            -11
Organics........................................................................    -16              1
Other (1) ......................................................................    -24            -43
------------------------------------------------------------------------------- ------------   ------------
Total ..........................................................................      6             55
------------------------------------------------------------------------------- ------------   ------------


--------
(1) Includes our other businesses, sales on behalf of non-group companies and inter-division sales.


Operating Income increased by (euro)49 million from (euro)6 million in the first quarter 2004 to (euro)55 million in the first quarter 2005.

This improvement reflects the following factors:

    o Increases in selling prices and volumes positively affected our operating income by (euro)101 million and (euro)8 million, respectively.

    o Lower restructuring charges as well as reduced fixed costs also had positive impacts of respectively (euro)16 million and (euro)12 million. (The restructuring costs decreased from (euro)23 million in the first quarter 2004 to (euro)5 million in the first quarter 2005).

    o    Research and development costs decreased by (euro)7 million from
         (euro)42 million in the first quarter 2004 to (euro)35 million on the first quarter 2005.

Some factors had negative impacts on operating income:

    o administrative costs increased by (euro)12 million from (euro)130 million in the first quarter 2004 to (euro)142 million in the first quarter 2005; and

    o costs of sales increased from (euro)1,116 million in the first quarter 2004 to (euro)1,221 million in the first quarter 2005.

Novecare

Novecare operating income increased by 5.3% to (euro)20 million in the first quarter 2005 from (euro)19 million in the first quarter 2004. This increase is mostly due to an increase of selling prices that represented (euro)14 million and had a positive impact while production costs increased by (euro)13 million and had a negative impact on Novecare operating income driven by higher raw materials costs.

Silcea

Silcea operating income reached (euro)10 million. This performance is explained by fixed costs that decreased by (euro)6 million and by selling prices that increased by (euro)4 million in the first quarter 2005 compared with the first quarter 2004.

Coatis

Coatis operating income increased by (euro)14 million from (euro)6 million in the first quarter 2004 to (euro)8 million in the first quarter 2005.

Strong volume, increased selling price and reduced amortization had positive impacts on Coatis operating income with improvements of (euro)11 million,
(euro)16 million and (euro)3 million respectively during the compared periods, while proportional costs had a negative impact of (euro)14 million.

Polyamide

Polyamide operating income more than doubled (increasing by (euro)27 million) from (euro)23 million in the first quarter 2004 to (euro)50 million in the first quarter 2005. This increase is mostly due to selling price that had a positive impact of (euro)63 million, more than offsetting the production costs that increased by (euro)48 million. The full impact of selling price increases and the benefit from lower raw material costs in the first quarter 2005 allowed for margin expansion. Fixed cost improvement, due to the restructuring plan launched in the second half of 2004 positively impacted polyamide operating income. Finally, changes in the scope of consolidation, increased volume and reduced fixed costs positively impacted operating income by (euro)3 million, (euro)4 million and (euro)5 million, respectively, while amortization had a negative impact of (euro)2 million in the first quarter 2005 compared with the first quarter 2004.

Acetow

Acetow operating income decreased by (euro)6 million from (euro)19 million in the first quarter 2004 to (euro)13 million in the first quarter 2005. Selling prices, production costs and fixed costs had negative impacts of (euro)5 million, (euro)1 million and (euro)1 million, respectively, while volume had a positive impact of (euro)2 million.

Eco Services

Eco services operating income increased by (euro)1 million from (euro)6 million in the first quarter 2004 to (euro)7 million in the first quarter 2005. This improvement was driven by changes in the scope of consolidation and by selling price increases, both positively impacting by (euro)3 million our operating income. Variations in foreign exchange rates, volume, production and fixed costs each had negatively impacted Eco Services operating income by (euro)1 million,
(euro)1 million, (euro)2 million and (euro)1 million, respectively.

Organics

Organics operating income increased by (euro)17 million from (euro)16 million in the first quarter 2004 to (euro)1 million in the first quarter 2005. The improvement is mostly due to the additional restructuring plan that positively impacted the operating income by (euro)15 million. Selling price and fixed costs had also positive impacts with an increase of (euro)4 million and a decrease of
(euro)1 million, respectively, while volume and production costs had negative impacts of (euro)1 million and (euro)4 million on the operating income of the first quarter 2005 compared with the first quarter 2004.

Rhodia Pharma Solutions

Rhodia Parma Solutions operating losses decreased by (euro)4 million from
(euro)- 15 million in the first quarter 2004 to (euro)- 11 million in the first quarter 2005. On one hand, this decrease is mostly due to fixed costs and amortization that were reduced by (euro)7 million and (euro)4 million, respectively, during the compared periods. On the other hand, volume, selling price and production costs had negative impacts on Rhodia Pharma Solution operating income of (euro)6 million, (euro)1 million and (euro)2 million, respectively.

Financial expense-Net

Financial expense increased from (euro)77 million in the first quarter 2004 to
(euro)115 million in the first three months 2005. This substantial increase is the direct consequence of different factors:

    o Interest expenses from our debt increased from (euro)57 million in the first quarter 2004 to (euro)62 million in the first quarter 2005;

    o Interest income decreased by (euro)1 million from (euro)6 million in the first quarter 2004 to (euro)5 million in the first quarter 2005; and

    o Capitalized interest decreased by (euro)1 million from (euro)1 million in the first quarter 2004 to nil in the first quarter 2005.

In addition, other financial expenses increased by (euro)4 million from (euro)23 million in the first quarter 2004 to (euro)27 million in the first quarter 2005. Among those other financial net expenses, non recurrent charges from financing operations of the first quarter 2005 totalled (euro)17 million explained as follows:

    o (euro)8 million due to the premiums on the repurchase of the European Medium Term Notes (EMTN) maturing in 2006;

    o the exceptional amortization of the (euro)9 million of upfront costs incurred in connection with the RFA credit facility, amortizable over the life of the facility, due to the reduction of the facility from
         (euro)565 million to (euro)313 million.

Foreign exchange results increased to (euro)31 million in the first quarter 2005 from (euro)3 million on the first quarter 2004, mostly due to the impact of the rise of the U.S. dollar versus the euro on our U.S. dollar-denominated debt.

Income Taxes

Without posting deferred tax assets in the income statement following pre-taxes losses in the first quarter 2005, the tax amount due were (euro)8 million on March 31, 2005 while the income taxes were (euro)23 million in the first quarter 2004.

Equity in earnings/(Losses) of Affiliated Companies

Equity in earnings/(Losses) of Affiliated Companies was nil in the first quarter 2005 compared with a (euro)6 million loss in the first quarter 2004.

Income/(loss) from discontinued operations

Income/(loss) from discontinued operations decreased from positive (euro)9 million to negative (euro)6 million due to the end of the 2004 disposals program and the classification of the loss making Nylstar as discontinued operations.

Minority Interests

Minority interests increased by (euro)2 million from nil in the first quarter 2004 to (euro)2 million in the first quarter 2005.

Net Loss

Net loss in the first quarter 2005 decreased by (euro)20 million compared with the first quarter 2004, going from (euro)92 million to (euro)72 million in the first quarter 2005. This is mostly due to the first quarter 2005 operating income that increased by (euro)49 million compared with the first quarter the year 2004.

Liquidity and capital resources

In the first quarter of 2005, we substantially refinanced our short term debt maturities. See "- Overview - Recent Developments".

Consolidated Statements of Cash Flows

   (euro)Million Cash Flows statements           March 31, 2004              March 31, 2005
-----------------------------------------   ------------------------    -----------------------
Net income                                            -92                         -72
Operating Cash Flows                                 -216                        -169
Investing Cash Flows                                  145                          -7
Financing Cash Flows                                 -115                         114
Consolidated Cash Flows                              -181                         -54
-----------------------------------------   ------------------------    -----------------------


Consolidated cash flows improved by (euro)127 million from (euro)-181 million at the end of the first quarter 2004 to (euro)54 million at the end of the first quarter 2005.

The biggest changes came from financing cash flows that increased by (euro)229 million from (euro)-115 million at the end of the first quarter 2004 to
(euro)114 million at the end of the first quarter 2005 and Investing cash flows that decreased by (euro)138 million during the same periods.

Operating cash flows increased by (euro)47 million from (euro)- 216 million at the end of the first quarter 2004 to (euro)169 million at the end of the first quarter 2005.

Variation due to a variation in the foreign exchange rates that increased by
(euro)3 million from (euro)5 million at the end of the first quarter 2004 to
(euro)8 million at the end of the first quarter 2005.

Consolidated Statements of Cash Flows

Net cash provided (used) by operating activities

Net cash used by operating activities decreased by (euro)47 million from (euro)- 216 million in the first quarter

2004 to (euro)- 169 million in the first quarter 2005.

The improvement was mainly driven by operational improvement as changes in our working capital requirements remain negligible from negative working capital of
(euro)196 million in the first quarter 2004, to negative working capital of
(euro)200 million in the first quarter 2005, principally due to decreases in our other operating assets and liabilities and increases in accounts receivable.

The improvement in operating cash is due to a combination of both general structural factors and factors specific to us. The structural factors are associated with the specialty chemicals industry and the global economy, and include a good level in demand, but higher raw materials prices, and the appreciation of the dollar against the euro. Those factors specific to us include restructuring costs and increased financial expenses.

Net cash used by investing activities

Net cash used by investing activities increased by (euro)152 million from
(euro)145 million at the end of the first quarter 2004 to (euro)- 7 million at the end of the first quarter 2005.

The underlying factors are as follows:

    o Additions to property, plant and equipment were increased to (euro)53 million in the first quarter 2005 from (euro)42 million in the first quarter 2004 in line with our announced plans to control capital expenditures.

    o    Other capital investments, which include principally expenditures on
         (i) operational assets, such as computer software, patents and licenses, and (ii) other investments in connection with our overall development, decreased to (euro)5 million for the first quarter 2005 versus (euro)10 million for the first quarter 2004.

    o Cash proceeds from disposals of assets amounted to (euro)24 million in the first quarter 2005, compared with (euro)12 million in the first quarter 2004. Asset disposals consisted principally of divestitures of certain small non core businesses aligned with the group intent to refocus the portfolio.

    o Loans and short term investments decreased (euro)158 million principally due to reduced borrowings under the RFA that were in turn lent to affiliated companies pursuant to the RFA.

Net cash provided/(used) by financing activities

Net cash provided by financing activities increased by (euro)229 million from
(euro)115 million at the end of the first quarter 2004 to (euro)114 million at the end of the first quarter 2005, as described in our refinancing. See "--Debt Refinancing" above.

Consolidated Balance Sheet

Operating Working Capital

Our operating working capital (defined as accounts receivable, before the impact of sales of receivables under our securitization program, plus inventories, less accounts payable) was (euro)877 million on March 31, 2005 compared with
(euro)635 million on December 31, 2004, representing an increase of 38.1%. Our ratio of operating working capital to net sales was 15.0% for the first quarter 2005.

Consolidated Indebtedness

At March 31, 2005, our long term financial debt (including the debt relating to capitalized leases) amounted to (euro)2,508 million, our short term debt financial debt (short-term borrowing and current portion of long term debt) amounted to (euro)625 million and we had cash and cash equivalents and marketable securities amounting to (euro)517 million. Our consolidated net debt (defined as long term debt, plus short term debt borrowing and current portion of long term debt less cash and cash equivalents and marketable securities) increased by (euro)288 million to (euro)2,616 million at March 31, 2005, from (euro)2,328 million at December 31, 2004 due principally to seasonal variations in working capital requirements.

Provisions and Other Long-Term Liabilities

Long-term reserves amounted to (euro)1,344 million at March 31, 2005. These reserves include a provision for deferred taxes of (euro)71 million and long term charges and risks of (euro)1,273 million.

Other Long-Term Liabilities

Other Long-term liabilities amounted to (euro)51 million.


Stockholders' equity and Minority Interests

Stockholders' equity including minority interests was (euro)- 572 million at March 31, 2005, a decrease of (euro)51 million compared with the (euro)- 521 million at December 31, 2004.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained in this report that are not historical facts, are statements of future expectations and other forward looking statements. These statements are based on management current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements. Factors that could cause such difference in actual results include:

    - changes in the competitive and regulatory framework in which we operate, in particular increased competition in the specialty chemicals industry;

    - changes in raw material prices, in particular the price of oil and oil derivatives;

    - changes in interest rates and currency exchange rates in currencies other than the euro, principally in U.S. dollar, Brazilian reals and U.S. dollar influenced currencies;

    - our ability to introduce new products and to continue to develop our production process;

    -    customers and market concentration;

    - risks and uncertainties attendant to doing business in numerous countries that may be exposed to, or may have recently experienced, economic or governmental instability;

    -    changes in economic or technological trends;

    - potential environmental claims, costs, liabilities or other obligations; and

    - general competitive and market factors on a global, regional and/or national basis.

                                  RHODIA GROUP

                           CONSOLIDATED BALANCE SHEETS



Assets
--------------------------------------------------------------------------------
                                                        December 31,  March 31,
                                                           2004         2005
                                                                     (Unaudited)
(in millions of euros)                                        (IFRS Standards)
--------------------------------------------------------------------------------

Goodwill                                                     226           234
Other intangible assets                                      139           138
Tangible assets                                            2,245         2,232
Investments and other assets:
     Long-term loans and deposits                            142           125
     Investment accounted for by the equity method             3             4
     Investments at cost                                      41            41
     Deferred tax assets                                      99           123
     Other assets                                             43            31
--------------------------------------------------------------------------------

Total long-term assets                                     2,938         2,928
--------------------------------------------------------------------------------

Inventories and work in process                              701           755
Trade receivables and related accounts                       770           917
Other current assets                                         515           534
Marketable securities                                        275           234
Cash and cash equivalents                                    337           283
--------------------------------------------------------------------------------

Total current assets                                       2,598         2,723
--------------------------------------------------------------------------------

Total Assets                                               5,536         5,651
--------------------------------------------------------------------------------

                                  RHODIA GROUP

                           CONSOLIDATED BALANCE SHEETS



Liabilities and Shareholders' Equity
-------------------------------------------------------------------------------------------------
                                                                   December 31,       March 31,
                                                                       2004             2005
                                                                                     (Unaudited)
(in millions of euros)                                                    (IFRS Standards)
-------------------------------------------------------------------------------------------------
Share capital                                                            628             628
Additional paid-in capital                                               807             807
Accumulated deficit                                                   (1,970)         (2,040)
Cumulative translation adjustments                                       (11)              9
-------------------------------------------------------------------------------------------------

Total shareholders' equity - Group share                                (546)           (596)
Minority interests                                                        25              24
-------------------------------------------------------------------------------------------------

Total shareholders' equity and minority interests                       (521)           (572)
-------------------------------------------------------------------------------------------------

Provisions for pensions and other costs in excess of one year          1,254           1,273
Deferred tax liabilities                                                  55              71
Other long-term liabilities                                               51              51
Long-term debt                                                         2,298           2,508
-------------------------------------------------------------------------------------------------

Total long-term liabilities                                            3,658           3,903
-------------------------------------------------------------------------------------------------

Short-term borrowings and current portion of long-term debt              642             625
Trade payables and related accounts                                      836             795
Short-term provisions for pensions and other costs                       311             325
Other current liabilities                                                610             575
-------------------------------------------------------------------------------------------------

Total current liabilities                                              2,399           2,320
-------------------------------------------------------------------------------------------------

Total Liabilities and Shareholders' Equity                             5,536           5,651
-------------------------------------------------------------------------------------------------

                                  RHODIA GROUP

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                      For the Three Months Ended March 31,



---------------------------------------------------------------------------------------------------------------------------------
                                                                                                  2004                2005
                                                                                               (Unaudited)         (Unaudited)

                                                                                                    (IFRS Standards After
(in millions of euros)                                                                             Discontinued Operations)
---------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                                         1,316               1,458
---------------------------------------------------------------------------------------------------------------------------------

Cost of sales                                                                                    (1,116)             (1,221)
Administrative and selling expenses                                                                (130)               (142)
Research and development expenses                                                                   (42)                (35)
Restructuring costs                                                                                 (23)                 (5)
Other operating income/(expense) - net                                                                1                  --
---------------------------------------------------------------------------------------------------------------------------------

Operating income                                                                                      6                  55
Financial expense - net                                                                             (77)               (115)
---------------------------------------------------------------------------------------------------------------------------------

Income/(loss) of consolidated subsidiaries before income
  taxes                                                                                             (71)                (60)
Income taxes                                                                                        (24)                 (8)
Equity in earnings/(losses) of affiliated companies                                                  (6)                 --
Income/(loss) from discontinued operations                                                            9                  (6)
---------------------------------------------------------------------------------------------------------------------------------

Income/(loss) of consolidated subsidiaries                                                          (92)                (74)
Minority interests                                                                                   --                   2
---------------------------------------------------------------------------------------------------------------------------------

Net income/(loss) - Group share                                                                     (92)                (72)
---------------------------------------------------------------------------------------------------------------------------------

Earnings/(loss) per share from continuing operations (in euro) - basic and diluted                (0.56)              (0.10)
Weighted average number of shares basic and diluted                                         179,309,188         627,582,158
---------------------------------------------------------------------------------------------------------------------------------

Earnings/(loss) per share from discontinued operations (in euro) - basic and diluted               0.05               (0.01)
Weighted average number of shares basic and diluted                                         179,309,188         627,582,158
---------------------------------------------------------------------------------------------------------------------------------

Earnings/(loss) per share (in euro) - basic and diluted                                           (0.51)              (0.11)
Weighted average number of shares basic and diluted                                         179,309,188         627,582,158
---------------------------------------------------------------------------------------------------------------------------------

                                  RHODIA GROUP

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                           Total
                                                        Additional                                     Cumulative      shareholders'
     (in millions of euros)              Share           paid-in      Accumulated     Net income/      translation        equity
                                        capital          capital        deficit         (loss)         adjustments      (Unaudited)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2004                628               807         (1,329)          (641)            (11)              (546)
------------------------------------------------------------------------------------------------------------------------------------

Allocation to accumulated
  deficit                                                                 (641)           641

Net income/(loss)                                                                         (72)                               (72)

Financial instruments                                                        2                                                 2

Translation adjustments                                                                                    20                 20
------------------------------------------------------------------------------------------------------------------------------------

Balance, March 31, 2005
(Unaudited)                               628               807         (1,968)           (72)              9               (596)
------------------------------------------------------------------------------------------------------------------------------------

                                  RHODIA GROUP

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                      For the Three Months Ended March 31,



---------------------------------------------------------------------------------------------------------------
                                                                                     2004           2005
                                                                                  (Unaudited)    (Unaudited)
(in millions of euros)                                                               (IFRS Standards)
---------------------------------------------------------------------------------------------------------------
Net income/(loss) - Group share                                                        (92)          (72)
---------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net income/(loss) to net cash provided by/(used for)
operating activities:
Minority interests                                                                      --            (2)
Depreciation and amortization of assets                                                105            94
Net change in operating provisions                                                       7           (15)
Net change in financial provisions                                                      --            25
Equity in (earnings)/losses of affiliated companies                                     12            --
Other (income)/expense items                                                             4            (4)
Net (gains)/losses on disposals of assets                                               (3)           (2)
Deferred income taxes                                                                    9            (5)
Unrealized foreign exchange (gains)/losses                                             (24)           32
Change in working capital:
     (Increase)/decrease in inventories and work in process                            (12)          (41)
     (Increase)/decrease in trade receivables and related accounts                    (106)         (107)
     Increase/(decrease) in trade payables and related accounts                         13           (53)
     Increase/(decrease) in other operating assets and liabilities                    (129)          (19)
---------------------------------------------------------------------------------------------------------------

Net cash provided by/(used for) operating activities                                  (216)         (169)
---------------------------------------------------------------------------------------------------------------

Additions to property, plant and equipment                                             (42)          (53)
Other capital investments                                                              (10)           (5)
Proceeds from disposals of assets                                                       12            24
(Increase)/decrease in loans and short-term investments                                185            27
---------------------------------------------------------------------------------------------------------------

Net cash provided by/(used for) investing activities                                   145            (7)
---------------------------------------------------------------------------------------------------------------

New long-term borrowings                                                                 2           704
Repayments of long-term borrowings                                                    (113)         (522)
Increase/(decrease) in short-term borrowings                                            (4)          (68)
---------------------------------------------------------------------------------------------------------------

Net cash provided by/(used for) financing activities                                  (115)          114
---------------------------------------------------------------------------------------------------------------
Net cash flow effect of foreign exchange rate changes                                    5             8
---------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash and cash equivalents                                      (181)          (54)
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                                         538           337
---------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                                               357           283
---------------------------------------------------------------------------------------------------------------

                                  RHODIA GROUP

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



I.       Basis of presentation

Pursuant to European Regulation No. 1606/2002 dated July 19, 2002, relating to international accounting standards, the consolidated accounts of Rhodia for the year ending December 31, 2005 and for the interim periods during 2005, will be prepared in accordance with International Accounting Standards/International Financial Reporting Standards ("IFRS") which are applicable on December 31, 2005 as approved by the European Union. The first published accounts which will be prepared in accordance with the IFRS standards will be those for 2005 presented with comparable amounts for 2004, prepared on a consistent basis, in accordance with these standards.

Financial information for 2004 and the interim periods during 2004 were prepared by applying the IFRS standards and interpretations that Rhodia estimates will be applicable for the preparation of the comparable consolidated accounts at December 31, 2005. The basis of preparation of the 2004 financial information is described in the following notes:

    o IFRS standards and interpretations that are required at December 31, 2005 were applied as if they were in effect at December 31, 2004;

    o IFRS standards and interpretations that are required after 2005, for which Rhodia has decided to adopt earlier application, were applied as if they were in effect at December 31, 2004;

    o Rhodia has anticipated the resolution of technical questions and projects in progress that are being discussed by the International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee ("IFRIC") which could be applicable in the preparation of the consolidated accounts for 2005, and has applied these issues as if they were in effect at December 31, 2004; and

    o options selected and exemptions used which Rhodia will most likely be used in the preparation of its first consolidated accounts under IFRS in 2005 were applied as if they were in effect at December 31, 2004.

II. Standards and interpretations applied for the establishment of the first IFRS financial information in 2004

         A. Presentation of the applied standards and interpretations
            ---------------------------------------------------------

The IFRS standards and interpretations used by Rhodia for the transition to IFRS standards at January 1, 2004 are the same IFRS standards and interpretations used in the preparation of the consolidated accounts at December 31, 2004 which are in conformity with the standards and interpretations published by the IASB and IFRIC at December 31, 2004, and which are effective in the European Union at January 1, 2005 pursuant to European Regulation No. 1606/2002 dated July 19, 2002. Any new IFRS standards and interpretations, European regulations and official interpretations whose application are to be retrospectively applied could modify the financial information and accompanying notes presented herein.

The international accounting standards were applied with retrospective application in the preparation of the opening balance sheet at the date of transition (January 1, 2004), except for certain optional or obligatory exemptions included in IFRS 1 ("First-time Adoption of International Financial Reporting Standards") which are commented on below.

Finally, Rhodia chose to apply at January 1, 2004 IAS 32 and IAS 39 relating to financial instruments, IFRS 2 relating to share-based payments, IFRS 5 relating to non-current assets held for sale and discontinued operations and IFRIC 4 relating to determining whether an arrangement contains a lease.

         B. Description of the accounting options relating to the first adoption
            --------------------------------------------------------------------
            of IFRS
            --------

According to the provisions of IFRS 1 which allows companies adopting IFRS for the first time to choose certain exemptions, Rhodia used the following for the retrospective restatement of assets and liabilities in the preparation of the opening balance sheet in IFRS at January 1, 2004:

    o Acquisitions: Rhodia chose not to change the accounting for acquisitions prior to the January 1, 2004. No retrospective restatement of goodwill prior to January 1, 2004 was made;

    o Retirement obligations: Rhodia decided to adopt the option offered by IFRS 1 consisting or recording all actuarial gains and losses not recognized at January 1, 2004 as a reduction of stockholders' equity. This adjustment resulted in a reduction of stockholders' equity of
         (euro)663 million at January 1, 2004. Actuarial gains or losses incurred after January 1, 2004 are recognized in a prospective manner and are recorded according to the corridor method;

    o Currency translation adjustments: Rhodia transferred to accumulated deficit the currency translation adjustments relating to conversion of the accounts of foreign subsidiary companies at January 1, 2004 for a total amount of (euro)599 million. This adjustment has no effect on total stockholders' equity at January 1, 2004. For IFRS, currency translation adjustments are recorded at zero at January 1, 2004. In the event of a future disposal of the foreign subsidiary companies concerned, the results of the disposal will not include any currency translation adjustments prior to January 1, 2004 but will only include currency translation adjustments subsequent to this date;

    o Share-based payments: Rhodia chose to apply IFRS 2 "Share-based Payments" for stock option plans providing for the payment in shares which were granted after November 7, 2002 and for which the rights were not vested at January 1, 2004;

    o Financial instruments: IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" were applied at January 1, 2004.

    o Tangible assets: Rhodia did not choose the option in IFRS1 to revalue its tangible fixed assets to their fair value at the date of transition to IFRS. The tangible assets of Rhodia remain recorded at their net book values based on historical costs.

For all other IFRS standards, the restatement of the recorded amounts of assets and liabilities at January 1, 2004 was carried out in a retrospective manner as if these standards had always been applied.

         C. Description of the accounting policies
            --------------------------------------

         a) Consolidation policies
            ----------------------

The consolidation is prepared from the accounts of Rhodia and its subsidiaries at December 31.

The accounts of companies in which Rhodia has, directly or indirectly, the capacity to direct the financial and operating policies in order to obtain control of their activities are consolidated according to the method of full consolidation. In particular, this capacity is presumed for companies in which Rhodia directly or indirectly exerts more than 50% of the voting rights. For this calculation, potential voting rights relating to currently exercisable or convertible or potentially exercisable or convertible voting rights (purchase options, instruments convertible into ordinary shares) and the shares of subsidiaries operating on "auto-pilot" are taken into account.

The ownership of shares is not necessary if control is demonstrated. Consequently, special purpose entities, if controlled, are fully consolidated in conformity with SIC 12 "Consolidation - Special Purpose Entities".

Jointly-controlled companies are consolidated according to the proportional consolidation method, as Rhodia did not choose the option in IAS 31 "Interests in Joint Ventures" which allows jointly-held companies to be accounted for in accordance with the equity method of accounting.

The financial investments of companies in which Rhodia exerts a significant influence are recorded in accordance with the equity method of accounting. Significant influence is the capacity to take part in the decisions of financial and operating policies without exerting control on these policies. Significant influence is presumed when Rhodia directly or indirectly holds 20% or more of the voting rights of the entity.

All significant intercompany transactions are eliminated. Eliminations are made for the ownership percentage that is consolidated when intercompany transactions are made with companies that are proportionally consolidated or are accounted for on the equity method. If, a loss is recorded as a result of these transactions, the loss is not eliminated since it represents a loss in asset value.

The results of companies acquired during the period are included from their respective dates of acquisition. The results of companies sold during the period are included up to their respective dates of sale. However the results of businesses sold (including the gain or loss on sale) or held for sale are classified in "Income/(loss) from discontinued operations" in accordance with the criteria specified by IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations".

         b) Translation of the accounts of foreign companies
            ------------------------------------------------

Generally, the consolidated companies have as the functional currency their local currency, in which a substantial amount of their transactions are made.

Operations carried out in foreign currencies are translated by the consolidated companies into their functional currency based on exchange rates in place at the transaction date.

The accounts of foreign consolidated companies, whose functional currency is not the euro, are translated as follows:

    o with the exception of shareholder' equity which is translated at historical rates, the balance sheets are translated at the official end-of-period exchange rates;

    o the income statement are converted translated at the average exchange rates for the period; and

    o gains or losses arising from the translation are accounted for directly in consolidated stockholders' equity under the caption "Cumulative translation adjustments".

         c) Goodwill
            --------

Goodwill represents the excess of the acquisition cost over the fair value of the net identifiable assets and liabilities of businesses acquired at the date of the acquisition. Corrections or adjustments made to the fair value of assets and liabilities in the twelve months that follow the date of acquisition, result in a retrospective correction or adjustment to goodwill.

Goodwill related to entities accounted for on the equity method is included in the value of the investment.

Goodwill is not amortized but is subject to impairment tests at least annually and in the event of indications of significant loss in value. Any impairment, if necessary, is included in operating income.

Negative goodwill is immediately recognized in income.

         d)  Intangible assets
             -----------------

         o    Research and development expenses

Development expenses are recorded in intangible assets when the criteria defined by IAS 38 "Intangible Assets" are met. Capitalized expenditures include personnel costs, material costs and services used that are directly assigned to the projects concerned. Research expenses are expensed in the income statement when incurred. Therefore, no research expenses are capitalized since the expenditures constitute expenses for the period.

         o    Other intangible assets

Other intangible assets principally relate to patents, trademarks and software.

    - patents and trade marks are generally amortized over a twenty-five year period; and

    -    software is amortized over a three to five year period.

Intangible assets are recorded in the balance sheet at their acquisition costs including, if necessary, interim interest costs during the development period.

If the useful life is defined, intangible assets are amortized according the straight-line method over periods that correspond to their estimated useful lives. If their useful life is indefinite, they are subject to impairment tests at least annually, and in the event of indications of significant loss in value.

         e)  Tangible assets
             ---------------

Tangible assets are recorded as an asset at their acquisition cost when they satisfy the following criteria:

    o it is probable that future economic benefits associated with the asset will flow to Rhodia; and

    o    the cost of the asset can be measured reliably.

Tangible assets are recorded in the balance sheet at their acquisition cost including, if necessary, interim interest recorded during the construction period. Rhodia choose the option not to revalue the assets in the preparation of the opening balance sheet as permitted by IFRS standards. Tangible assets are recorded according to the components approach which separately accounts for components of assets that have different useful lives.

         Subsequent costs

Upon the replacement of a component of an asset, the expenditure is recorded as a new distinct asset and the replaced component is removed from the balance sheet. Other expenditures are recorded as assets only if they improve the condition of the asset. Otherwise, these expenditures are recorded as expenses of the period.

Depreciation

Depreciation of the principal tangible assets is calculated according to the straight-line method over the average estimated useful lives as follows:

         Buildings                                 10-40 years
         Plant and equipment:
           Machinery and equipment                  5-15 years
           Other equipment                          3-15 years
         Vehicles                                   4-20 years
         Furniture                                 10-15 years

Certain specific tangible assets are depreciated over useful lives different from those stated above.

         Costs of major inspections or overhauls

These expenditures make it possible to check and maintain the proper operating condition of the assets without extending their useful lives. They are regarded as specific asset components and thus are recorded in assets in the balance sheet. They are depreciated over their useful lives until the next major inspection or overhaul.

         Leasing agreements

Assets leased under financial leases or other long-term leasing arrangements that show the characteristics of an acquisition are capitalized based on their fair value at the date on which the agreement was signed and are depreciated as described above. The corresponding financial debt is recorded in debt. The contracts are considered financial leases if they transfer substantially all of the benefits and risks of ownership to Rhodia.

         Investment subsidies

Investment subsidies are recorded in liabilities and are reversed into income at the same rate as the depreciation of the related tangible assets.

         f) Asset impairment tests
            ----------------------

Asset impairment tests are performed at least annually and in the event of indications of significant loss in value for goodwill and indefinite-lived intangible assets, and only in the event of indications of significant loss in value for other assets.

For purposes of testing, assets are grouped into cash-generating units ("CGU"), in accordance with the provisions of IAS 36 "Impairment of Assets". The CGU represents the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows of other assets or groups of assets.

Goodwill is assigned to CGUs or groups of CGUs which benefit from the synergies of the grouping of assets that generated the goodwill.

Through these tests, Rhodia ensures that the carrying values of its assets do not exceed their fair values less costs to sell or the values in use if these values exceed the fair values less costs to sell. The value in use corresponds to the present value of the future cash flows expected to be derived from an asset or cash-generating unit, taking into account all relevant information.

Any losses in value are initially charged to the goodwill allocated to the CGU or groups of CGUs tested, then to the other assets of the CGU or group of CGUs in proportion to their carrying values.

This charge should not be allocated to an asset if the effect is to reduce the carrying value of the asset below its fair value less costs to sell, its value in use or zero.

The losses in value charged to goodwill are permanent and cannot be reversed at a later time.

         g) Deferred taxes
            --------------

Deferred income taxes are calculated by tax entity on the temporary differences between the tax basis and the book values of balance sheet accounts. The tax rates used for each tax entity are those applicable during the periods in which these differences will reverse.

A provision is recorded for any non-recoverable withholding taxes on the decided or probable earnings distributions by consolidated entities.

Deferred tax assets, including those relating to loss carryforwards, are recorded only if their recovery is probable.

In accordance with IAS 12 "Income Taxes", deferred taxes assets and liabilities are not discounted.

         h) Pension, retirement and other post-employment obligations
            ---------------------------------------------------------

Obligations regarding pension, retirement and other post-employment obligations, including termination payments, are accounted for based on a method which takes into account projected end-of-career salaries, known as the "projected unit credit method" which includes assumptions for discount rates, expected long-term rates of return on plan assets and rates of increase in compensation levels. These obligations are funded through pension fund assets or, if not funded, Rhodia records its obligations through balance sheet provisions, net of unrecognized actuarial net gains or losses.

Actuarial gains and losses are deferred and amortized over the remaining services lives of active employees of the plan and over the estimated remaining lifespan of the retirees of the plan, for the part exceeding 10% of total obligations according to the corridor method.

         Retirement and other obligations are evaluated each year on December
31.

         i) Stock options
            -------------

Stocks options are evaluated at the grant date in accordance with IFRS 2 according to the Black Scholes evaluation model that has been chosen by Rhodia. In accordance with IFRS 2, only options granted since November 7, 2002 for which the options were not vested at January 1, 2004 are evaluated. Other options are not evaluated.

         j) Sales of receivables programs
            -----------------------------

In the management of its operations, Rhodia can, in particular within the framework of programs for the sales of receivables, use and hold shares in distinct legal structures, such as conduits with dedicated pools of receivables.

         In accordance with SIC 12, "Consolidation - Special Purpose Entities", Rhodia has fully consolidated all structures in which Rhodia exerts, direct or indirect, control.

         k) Financial liabilities
            ---------------------

All loans are initially recorded at cost, which corresponds to the fair value of the amount received, net of the costs related to the loan. Subsequent to the initial accounting, loans bearing interest are measured at amortized cost, by use of the effective interest rate method. Refunding and issuance premiums as well as expenses relating to the issuance of loans are deducted from the financial debt, and are amortized actuarially over the duration of the loan.

         l) Derivative Instruments
            ----------------------

Derivative instruments (interest rate swaps, long-term exchange contracts, options and convenience swaps, and energy purchase and sale contracts not considered as intended for hedging) are recorded in the balance sheet at their fair value.

If the derivative instrument is intended as a cash flow hedge, the gain or loss in the value of the effective portion of the derivative is recorded in shareholders' equity. It is reclassified into income when the hedged item itself is recorded in income. In addition, the ineffective portion of the derivative is recorded directly in income. When the hedged item relates to debt, reclassification into income is made over the term of the debt.

If the derivative instrument is intended as a fair value hedge, the gain or loss in the value of the derivative and the gain or loss from the value of the hedged item identified to the hedged risk are recorded in income in the same period.

If the derivative instrument is not indicated as a hedge, the gain or loss in value is recorded in income.

         m) Estimates and assumptions
            -------------------------

In the preparation of financial statements in accordance with generally accepted accounting principles, requires Rhodia's management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosures provided on these assets and liabilities at the date of preparation of the financial statements and the amounts presented in income and expenses of the period.

Management continually reviews its estimates and assumptions based on its experience as well as various other factors considered reasonable, which constitute the basis of its evaluations of the book values of assets and liabilities. Actual results could differ significantly from these estimates and assumptions based on different conditions.

III. Scope of consolidation

The scope of consolidation did not significantly vary at March 31, 2005.

An agreement to sell the chlorine business at the Staveley site (United Kingdom) to Ineos Chlor Ltd was signed in November 2004. This sale was finalized on March 31, 2005, resulting in the permanent closure of the production of chlorine at the site.

The changes in the scope of consolidation that occurred into 2004 are as follows:

    o In April 2004, Rhodia's 50% interest in Extractos Naturales Gelymar S.A., which was accounted for by the equity method, was sold to Syntex S.A.

    o    In May 2004, the food ingredients business was sold to the Danisco
         Group.

    o In June 2004, the European specialty phosphates business was sold to Thermphos International.

    o In August 2004, the North American specialty phosphates business was sold to Bain Capital and the European potable and waste water treatment business was sold to Feralco AB.

    o In November 2004, Rhodia sold its sulfuric acid business at Staveley, U.K. to Ineos Chlor Ltd.

    o In December 2004, the anaesthetics business was sold to Nicholas Piramal India Ltd and Rhodia also acquired the Chloralp Group from LaRoche Industries.

At December 31, 2004, as a result of the acquisition of the Chloralp Group, Cevco and GIE Spiral, which were previously accounted for by the equity method, are now fully consolidated.

IV. Changes of presentation

Reclassification of environmental provisions

Rhodia decided to classify all provisions relating to environmental into only one account on the balance sheet rather than partly in reorganization provisions and partly in environmental provisions. Charges for environmental provisions from now on will be recorded in the income statement in operating costs if the costs relate to current operations and in other operating costs if these costs relate to closed sites or historical or accidental contamination on active sites. In order to ensure comparability, environmental costs were reclassified in the income statement.

V.  Segment information

From 2005, Rhodia is organized into eight enterprises representing its industry sectors. In order to ensure comparability, the data for 2004 was reclassified.

Segment information
-------------------

                                  Pharma                                    Eco
  (in millions of euros)        Solutions  Organics  Polyamide  Novecare  Services Acetow   Coatis   Silcea     Other  Consolidated
-----------------------------   ---------  --------  ---------  --------  -------- ------   ------   ------     -----  ------------

Three months ended
March 31, 2005:

Net sales - continuing
operations                          53       100       471       231        49       93      200       202       202      1,601
Intersegment sales                  (1)       (9)      (36)       (4)       --       --      (16)       (8)      (69)      (143)
Net sales external -
continuing operations               52        91       435       227        49       93      184       194       133      1,458
Operating income - continuing
operations                         (11)        1        50        20         7       13        8        10       (43)        55

-----------------------------   ---------  --------  ---------  --------  -------  ------   ------   ------     -----  ------------

                                  Pharma                                    Eco
  (in millions of euros)        Solutions  Organics  Polyamide  Novecare  Services Acetow   Coatis   Silcea     Other  Consolidated
-----------------------------   ---------  --------  ---------  --------  -------- ------   ------   ------     -----  ------------

Three months ended
March 31, 2004:

Net sales - continuing
operations                          62        86       370       266        50       97      165       195       157     1,448
Intersegment sales                  (1)      (10)      (20)      (28)       --       --      (13)       (8)      (52)     (132)
Net sales external -
continuing operations               61        76       350       238        50       97      152       187       105     1,316

Operating income - continuing
operations                         (15)      (16)       23        19         6       19       (6)       --       (24)        6
-----------------------------   ---------  --------  ---------  --------  -------  ------   ------   ------     -----  ------------


VI. Other operating income/(expenses)

                                                March 31,   March 31,
(in millions of euros)                            2005        2004
----------------------------------------------  ---------   ---------

Gains/(losses)on disposals of assets - net          2           3
Other operating income/(expense) - net             (2)         (2)
Total                                              --           1
----------------------------------------------  ---------   ---------


VII. Financial expense - net


                                                March 31,   March 31,
(in millions of euros)                            2005        2004
----------------------------------------------  ---------   ---------

Interest expense                                  (62)        (58)
Interest income                                     5           6
Capitalized interest                               --           1
Other financial charges - net                     (27)        (23)
Foreign exchange results (1)                      (31)         (3)
Total                                            (115)        (77)
----------------------------------------------  ---------   ---------

(1) The majority of the foreign exchange results are related to the effect of the increase in the U.S. dollar on U.S. dollar debt issued by Rhodia SA.

Included in other financial charges - net are nonrecurring expenses related to the financing operations of the first quarter of 2005 amounting to (euro)17 million of which:

    o (euro)8 million to the anticipated premium on the repurchase of the European medium-term notes due in 2006,

    o (euro)9 million of exceptional amortization of issuance costs following the reduction of the maximum amount of the RFA credit facility from
         (euro)565 million to (euro)313 million.

VIII.  Income taxes

Principally as a result of not recording deferred income tax benefits relating to losses incurred during the first quarter of 2005, in particular in France, income tax expense for the fist quarter of 2005 amounted to (euro)(8) million despite a consolidated loss before income taxes of (euro)(60) million.

IX. Financial Debt

         a) Refinancing agreements
            ----------------------

         During the first quarter of 2005, Rhodia completed the following operations:

    o On February 14, 2005, Rhodia sold (euro)500 million aggregate principal amount of its 8.000% senior notes due 2010. The senior notes were issued at a price equal to 103.5% of the principal amount or an effective interest rate of 7.19%. The issuance costs amounted to
         (euro)13 million,

    o On February 18, 2005, Rhodia reimbursed amounts owed under outstanding debt and financial lease agreements for a total amount of (euro)108 million,

    o On March 18, 2005, Rhodia repurchased over 80% of its previously outstanding (euro)300 million aggregate principal amount of 6.00% Euro Medium-term Notes due March 2006 for a total cost of (euro)246 million. The premium paid amounted to (euro)8 million.

The bond offering of February 14, 2005 also resulted in a reduction of the amount of the RFA's medium-term credit facility from (euro)565 million to
(euro)313 million. This reduction was in accordance with commitments made by Rhodia under the terms of RFA to reduce the facility by an amount equal to portion of the proceeds raised from the offering of the bonds (50% of the amount of the net proceeds from the offering).

         b) Financial debt analysis
            -----------------------

         All financial debt is senior unless otherwise noted and are nonconvertible.

           (in millions of euros)                           March 31, 2005     Maturity                 Interest Rate
--------------------------------------------------------   ----------------  ------------   ---------------------------------------
European medium-term notes - 2000                                 49           05/31/05                                 6.25%
European medium-term notes - 2001                                 54           03/26/06                                 6.00%
Senior notes - 2003, $ tranche                                   154           06/01/10                                7.625%
Senior notes - 2003, (euro) tranche                              700           06/01/10                                 8.00%
Senior subordinated notes - 2003, $ tranche                      297           06/01/11                                8.875%
Senior subordinated notes - 2003, (euro) tranche                 300           06/01/11                                 9.25%
Senior notes - 2004, $ tranche                                   499           06/01/10                                10.25%
Senior notes - 2004, (euro) tranche                              181           06/01/10                                10.50%
Costs of issuance and swaps                                      (49)
Revolving syndicated and bilateral credit facilities             412          2005-2007      LIBOR / Euribor  + 0.40% - 3.05%
Securitizations                                                  315           12/31/05                                  4.7%
Capital lease obligations                                        137          2005-2009              LIBOR / Euribor  + 3.05%
Other obligations                                                 33          2006-2016                           1.8% - 7.9%
Other debt                                                        38          2005-2016                               0% - 5%
Commercial paper                                                  13         1-3 months                      Euribor  + 0.70%
Total                                                          3,133
--------------------------------------------------------   ----------------  ------------   ---------------------------------------

           (in millions of euros)                          December 31, 2004    Maturity                 Interest Rate
--------------------------------------------------------   -----------------  ------------   ---------------------------------------
European medium-term notes - 2000                                 49           05/31/05                                 6.25%
European medium-term notes - 2001                                300           03/26/06                                 6.00%
Senior notes - 2003, $ tranche                                   147           06/01/10                                7.625%(1)
Senior notes - 2003, (euro) tranche                              200           06/01/10                                 8.00%(1)
Senior subordinated notes - 2003, $ tranche                      283           06/01/11                                8.875%(1)
Senior subordinated notes - 2003, (euro) tranche                 300           06/01/11                                 9.25%(1)
Senior subordinated notes - 2004, $ tranche                      475           06/01/10                                 9.00%
Senior subordinated notes - 2004, (euro) tranche                 181           06/01/10                                 9.45%
Costs of issuance and swaps                                      (49)
Revolving syndicated and bilateral credit facilities             395          2005-2007      LIBOR / Euribor  + 0.40% - 3.05%
Securitizations                                                  315           12/31/05                                  3.5%
Capital lease obligations                                        249          2005-2009              LIBOR / Euribor  + 3.05%
Other obligations                                                 32          2006-2016                           1.0% - 7.9%
Other debt                                                        31          2005-2016                               0% - 5%
Commercial paper                                                  13         1-3 months                      Euribor  + 0.70%
Total                                                          2,940
--------------------------------------------------------   ----------------  ------------   ---------------------------------------


(1) For the periods below, the interest rates were increased in accordance with the bond indenture as follows:

         - November 28, 2003 to February 27, 2004: 0.25%,

         - February 28, 2004 to May 27, 2004: 0.50%; and

         - May 28, 2004 to August 28, 2004: 0.75%.

X.       Claims, risks and litigation

a)  Environment
    -----------

Rhodia's business is subject to extensive, evolving and increasingly stringent laws and regulations in the jurisdictions in which it conducts its business and maintains sites, governing the release or discharge of regulated materials into the environment or otherwise relating to environmental protection or human health and safety. Compliance with environmental laws and regulations has resulted in significant ongoing costs for Rhodia, and could restrict its ability to modify or expand its facilities or continue production, or require Rhodia to install costly pollution control equipment or incur significant expenses, including remediation costs, fines and penalties.

Based on current information, management estimates that it does not have probable liabilities for environmental matters other than those recorded at December 31, 2004. However, Rhodia may need to incur additional expenditures if there are changes in existing laws or regulations, or their interpretation.

Possible losses related to environmental contingencies amounted to approximately
(euro)70 million at December 31, 2003. These amounts were re-estimated at
(euro)140 million at December 31, 2004 (before any discounting). They mainly relate to the potential off-site treatment and storage of wastes and materials, principally at the La Rochelle (France) Silver Bow, Montana (U.S.) and Cubatao (Brazil) sites. No provision has been recorded for these matters since management believes that there are no probable or reasonably estimable losses.

Pursuant to the Environmental Indemnification Agreement with Rhone-Poulenc which subsequently became Sanofi-Aventis, dated May 26, 1998, Rhodia could claim, under certain conditions, indemnification from Sanofi-Aventis, with respect to costs that may arise from certain unanticipated environmental liabilities. On March 27, 2003, Rhodia and Sanofi-Aventis entered into an agreement to settle Rhodia's claims under the Environmental Indemnification Agreement. Pursuant to the settlement, Sanofi-Aventis agreed to pay Rhodia a total of (euro)88 million, which amount includes (euro)57 million received through 2003. The remaining
(euro)31 million was received on April 23, 2004. At December 31, 2004, the full amount of these proceeds was assigned to cover environmental liabilities.

However, in December 2004, Rhodia filed suit in the U.S. and in Brazil against Sanofi-Aventis in its capacity as former owner or operator of the Silver Bow, Montana (U.S.) and Cubatao (Brazil) sites to obtain compensation for environmental liabilities on these two sites. In April 2005, Rhodia officially notified Sanofi-Aventis of the launch of an arbitration procedure claiming for the payment of certain environmental contingencies (See XI. Subsequent Events).

b)  Foreign exchange risk, interest rate and price variation management
    -------------------------------------------------------------------

Rhodia's management estimates that at March 31, 2005 there are no significant changes in foreign exchange risk, interest rate and price variation management, management of risk of oil-based commodities and concentration of counterparty risk other than those disclosed in Note 25 to the audited consolidated financial statements at December 31, 2004.

c)  Claims and litigation
    ---------------------

Rhodia is involved in certain litigation in the normal course of its business activities, involving primarily claims by the buyers of businesses sold by Rhodia and civil liability compensation claims related to chemical products sold in the marketplace.

However, Rhodia estimates that there are no litigation or exceptional issues, taken individually or as a whole, that could have a significant negative impact on its business, financial position, results of operations or cash flows, other than those detailed below, for which no provision has been recorded since management believes that no amount of loss is either probable or reasonably estimable.

On November 8, 2004, Rhodia received notification of a claim from Innophos, a subsidiary of Bain Capital, with respect to amounts claimed by the Mexican National Water Commission for water usage at an Innophos plant in Coatzacoalcos, Mexico during the period between 1998 and 2002. The total amount of the claim is for 1,506,230,081 Mexican pesos (approximately (euro)100 million) in fees, interest and penalties. Rhodia sold the Coatzacoalcos plant in August 2004 as part of the sale of its North American specialty phosphates business, which became Innophos, and pursuant to the agreement, gave customary indemnities as to the business sold. In order to protect its interests, Rhodia informed Bain Capital that Rhodia was assuming direct responsibility, subject to certain limitations and reservations of rights, for the resolution of this matter with the Mexican National Water Commission. Since then, Rhodia has worked closely with Innophos to prepare pleadings, which were filed, on behalf of Innophos, on January 17, 2005. Rhodia believes that it has strong arguments with respect to claims of the Mexican National Water Commission's claims, and that such claims should be dismissed and/or substantially reduced. Rhodia disagrees with Innophos, however, as to the exact nature of Rhodia's contractual obligations with respect to this claim. Consequently, Innophos filed a suit against Rhodia before the Supreme Court of the State of New York in December 2004.

On October 6, 2003, Rhodia was informed that the General Director of the French Commission des Operations de Bourse, and subsequently the General Secretary of the French Autorite des Marches Financiers ("AMF"), had initiated an inquiry into its financial reporting. On March 29, 2005, the AMF notified Rhodia of the findings by the specialized commission of the AMF of the following three alleged rule infringements, relating to the financial information of Rhodia from December 31, 2000:

    o Valuation of the ChiRex goodwill in 2003: The AMF alleged that Rhodia should have recorded an exceptional writedown of the goodwill related to ChiRex in the first half of 2003, whereas the exceptional writedown was recorded in the 2003 year-end financial statements.

    o Valuation of deferred tax assets: The AMF alleged that the deterioration of the business in 2003 should have led to a charge in the 2002 year-end financial statements and "fortiori in the accounts at June 30, 2003", of the previously recognized deferred tax assets. This charge was not recorded until the 2003 year-end financial statements.

    o Financial disclosures regarding debt, liquidity and environmental risks: During the period covered by the investigation and until the presentation of results for 2003, the AMF alleges that Rhodia did not communicate "correctly and regularly" on all components of its debt, in particular on significant off-balance sheet liabilities, on the level of its liquidity and on coverage of its environmental risks.

If the arguments presented in Rhodia's defense were not accepted by the Commission des sanctions de l'AMF, Rhodia would incur a maximum fine of
(euro)1.5 million.

In January 2004, certain Rhodia minority shareholders brought two civil proceedings before the Tribunal de Commerce de Paris (Paris Commercial Court), which include various allegations regarding its acquisition of Albright & Wilson, including alleged inaccuracies in its public disclosures, as well as alleged mismanagement, neither of which name Rhodia as a defendant. In the first civil procedure, the plaintiffs sued certain members of Rhodia's Board of Directors, its statutory auditors, as well as Aventis, and claimed approximately
(euro)70 million in personal damages. In the second civil procedure, the plaintiffs sued certain members of Rhodia's Board of Directors at the time, as well as Aventis, and initially sought payment of (euro)925 million in damages to Rhodia on a shareholder derivative basis, as well as (euro)40 million in personal damages. On April 12, 2005, these plaintiffs modified their claims to take into account the arguments developed in the above mentioned AMF notice of findings of alleged rule infringements and increased the value of their alleged damages to approximately (euro)132 million. In June 2004, the same minority shareholder plaintiffs to the second civil procedure amended the procedure by confirming their shareholder derivative damage claim before the Tribunal de Commerce de Paris and by officially withdrawing their (euro)40 million personal damage claim. A few weeks later, the same plaintiffs filed a new complaint for personal damages of (euro)60 million before the Supreme Court of the State of New York based on similar allegations. On August 12, 2004, Rhodia received official notification that it is a defendant in this New York proceeding, along with Aventis and certain members of its Board of Directors. Rhodia received an amended complaint on December 23, 2004, which added allegations relating to insufficient pension and environmental provisions, as well as other allegations. Rhodia filed a motion to dismiss the New York proceedings in January 2005. On April 19, 2005, the Supreme Court of the State of New York granted this motion to dismiss.

XI.      Subsequent events

On April 13, 2005, in the absence of a satisfactory answer from Sanofi-Aventis to Rhodia's formal request of preliminary conciliation sent on February 1, 2005, Rhodia officially notified Sanofi-Aventis of the launch of an arbitration procedure, in which Rhodia is claiming:

    o    regarding environmental liabilities:

         o a payment of (euro)125 million corresponding to the estimated remaining net amount of all environmental costs paid or accrued at December 31, 2004, relating to the sites transferred by Rhone-Poulenc, which were not covered by either Rhodia's reserves recorded at the time of its initial public offering or by payments received pursuant to the Rhone-Poulenc Environmental Indemnification Agreement (See Note X (a));

         o an additional adequate coverage for future potential environmental liabilities relating to the Rhone-Poulenc transferred sites exceeding the amount accrued for at December 31, 2004; and

    o    regarding employee pension liabilities:

         o a payment of (euro)445 million representing the total actuarial losses disclosed in the financial statements at December 31, 1998 before the second offering by Rhone-Poulenc of Rhodia shares; and the increase from December 31, 1998 to December 31, 2004 in the projected benefit obligation related to Rhone-Poulenc's French supplementary retirement plan that was transferred to Rhodia at December 31, 1997;

         o as well as additional adequate coverage for all costs necessary to fully fund the transfer of such liabilities out of Rhodia's accounts.

In April 2005 Rhodia was informed through media reports that several American law firms were taking steps to have a class action filed and certified against it and certain of its current and former officers on behalf of purchasers of its securities between April 26, 2001 and March 23, 2004. Neither Rhodia nor any of its current officers has been served with any complaint at this point. As it can be expected under American regulations, these different class action suits should, if filed and certified against

In connection with the Innophos claim, on June 13, 2005, the Supreme Court of the State of New York ruled that the duties and other charges claimed by the Mexican government are "Taxes" as defined in a purchase and sale agreement between Innophos and Rhodia. The purchase and sale agreement provides that Innophos, Inc. is entitled to full indemnification for all pre-closing Taxes without any deductible or cap. The court also ruled that Rhodia is responsible for posting any security, should it be required by the Mexican government while challenging the claims through the Mexican legal system. Rhodia is appealing this decision.

Rhodia, be consolidated and result into one complaint.

                                                                    Exhibit 99.1



                       Ratio of Earnings to Fixed Charges
                      (in millions of euros, except ratios)

                                                                                       Three Months
                                                                                           Ended
                            (IFRS Standards)                                          March 31, 2005
---------------------------------------------------------------------------------    ----------------
Fixed Charges:
Interest expense, including amortization of premiums, discounts, capitalized
expenses related to indebtedness, plus capitalized interest                                  75
Reasonable approximation of the interest factor within rental expense(1)                      2
Total Fixed Charges                                                                          77

Earnings:
Pre-tax income/(loss) from continuing operations before adjustment for minority
interests in consolidated subsidiaries or income/(loss) from equity investees               (66)
Fixed charges                                                                                77
Amortization of capitalized interest                                                          1
Distributed income of equity investees                                                       --
Capitalized interest                                                                         --
Total Earnings                                                                               12

Ratio of Earnings to Fixed Charges                                                        Note (2)
---------------------------------------------------------------------------------    ----------------

(1) Rhodia assumed one-third of rental expense relating to operating leases as the interest portion thereof, as management believes that it represents a reasonable approximation of the interest factor.

(2) The ratio coverage was less than 1:1 due to Rhodia's loss for the three months ended March 31, 2005. To achieve a coverage ratio of 1:1, Rhodia must generate additional earnings of (euro)65 million.

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: July 11, 2005                               RHODIA

                                           By:    /s/ BRUNO MOUCLIER
                                                  ---------------------
                                           Name:  Bruno Mouclier
                                           Title: Chief Financial Officer